MANAGEMENT’S DISCUSSION AND ANALYSIS

Third Quarter of 2005

The following management’s discussion and analysis of the financial condition and results of operations (“MD&A”) of FNX Mining Company Inc. (“FNX” or the “Company”) was prepared to enable a reader to assess material changes in the financial condition and results of operations of FNX as at and for the three and nine month periods ended September 30, 2005, in comparison to the corresponding prior-year periods.  This MD&A is prepared as at November 2, 2005, and is intended to supplement and complement the unaudited interim consolidated financial statements of FNX for the third quarter of 2005, which are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  This MD&A should also be read in conjunction with both the audited annual consolidated financial statements and annual MD&A included in the 2004 Annual Report, and the most recent Annual Information Form (“AIF”) on file with the Canadian provincial securities regulatory authorities. This MD&A contains certain forward looking statements based on management’s current expectations (please see “Cautionary Note Regarding Forward Looking Statements” below).  All references to dollars herein are in Canadian dollars unless otherwise specified.

Contents

Executive Summary	1
Key Economic Trends	3
Financial Results	4
Overview	4
Summary of changes in the statement of operations – Table 1	4
Business acquisition and adjusted earnings – Table 2	5
Metal Production and Sales	6
Summary – Table 3	6
Net change in sales revenue – Table 4	8
Cash operating cost per pound of nickel sold – Tables 5 and 6	9
Cash operating margin per ton of ore sold – Table 7	10
Other items in the Statement of Operations	10
Adjusted EBITDA – Table 8	11
Subsequent Event	12
Financial Condition and Liquidity	12
Cash and cash flows	12
Property, plant and equipment – Tables 9 and 10	14
Share capital	15
Non-GAAP Performance Measures	16
Summary of Selected Quarterly Financial Information – Table 11	16
Cautionary Note Regarding Forward Looking Information	16

Executive Summary

FNX mined and processed more tons of ore and produced more pounds of nickel and copper in the third quarter of 2005 than in either the third quarter of 2004 or the second quarter of 2005.  The Company mined 136,238 tons of ore, shipped 111,795 tons of ore and processed and sold 108,900 tons of ore resulting in the sale of 2.1 million pounds of nickel during the third quarter of 2005.  FNX realized revenues of US$6.51 per pound of nickel sold and had cash costs, net of by-product credits, of US$3.05 per pound of nickel sold.  The revenue per ton of ore processed and sold was $194 at a cash cost of $114 per ton resulting in a cash operating margin per ton of ore sold of $80.  Nickel sales, along with significant by-product revenues from copper, platinum, palladium and gold, resulted in operating revenues of $21.1 million.  Mine cash operating costs for the quarter totaled $12.4 million, providing a cash operating margin of $8.7 million.  As a result of a one-time, non-cash loss of $3.3 million on the sale of a 50% interest in Aurora

Platinum Corp. (“Aurora”) to Dynatec Corporation (“Dynatec”), FNX incurred a net loss of $1.0 million, or $0.02 per share.  Adjusting for this unusual item, FNX reports Adjusted Earnings of $2.3 million for the third quarter, equal to $0.04 per share.  FNX generated cash flow from operating activities of $4.2 million, or $0.08 per share.  The Adjusted EBITDA for the third quarter was $5.2 million, or $0.09 per share.  Cash balances and working capital were $57.5 million and $77.8 million, respectively, and the Company continued to be debt free.

The main focus of the FNX exploration program during the quarter continued to be the high grade copper-nickel-platinum-palladium-gold discoveries in the footwall of the Levack Mine. Drilling from surface (4 drills) and underground platforms (2 drills) during the third quarter of 2005 continued to expand the Levack Footwall Deposit, first reported in February 2005.  Press releases in May, August and most recently October 31, 2005, document the progress of this program and suggest that a significant deposit has been discovered. Further results will be released on a continuing basis.  While the available data are insufficient to determine resources/reserves of the Levack Footwall Deposit, strong borehole UTEM (University of Toronto Electromagnetic) and RIM (Radio Imaging Method) anomalies indicate that the deposit extends well beyond the boundaries of the area drilled to date. The Levack Footwall Deposit bears many similarities, particularly the geological setting and mineralogy, with other currently producing footwall-type deposits in the Sudbury mining district.

Mining at the Inter Main and PM Deposits of the McCreedy West Mine continued in the third quarter. Ore mined and shipped from the PM Deposit at McCreedy West was included in revenue in the statement of operations starting with the reporting month of July 2005.  The rehabilitation of the surface infrastructure at Levack was completed by the end of the third quarter.  The rehabilitation of the manway and both skip compartments of the shaft was completed to 2,000 feet, while the main cage compartment was rehabilitated to 1,198 feet.  Shaft sinking at the Podolsky deposit continued with 664 feet of advance and the shaft reached a depth of 1,226 feet by the end of the third quarter.

McCreedy West reported to the Ministry of the Environment a minor spill of hydrocarbons in the equipment yard. The affected soil was removed and is contained in an impermeable liner pending disposal.  There was one minor lost time accident in the third quarter of 2005.  McCreedy West has initiated the development of an ISO 14001 compatible Environmental Management System and an OHSAS 18001 compatible Health and Safety Management System with an implementation date of December 2006.

On July 1, 2005, FNX completed the acquisition of all of the issued and outstanding common shares of Aurora, pursuant to an agreement announced on May 4, 2005.  FNX issued 4,270,803 common shares to acquire a 100% interest in Aurora.  Aurora’s principal assets are its 60% joint venture interest in the Falconbridge Mine Property located in the Sudbury mining district, interests in two publicly listed, junior mining corporations, Lake Shore Gold Corp. (“Lake Shore”) and Superior Diamonds Inc. (“Superior”), and its nickel-copper-platinum group metals exploration properties in northwestern Quebec, northwestern Ontario and the Timmins area of Ontario.  In a related but independent transaction that also closed on July 1, 2005, pursuant to an agreement dated May 18, 2005 with FNX’s Sudbury Joint Venture (“SJV”) partner, Dynatec, FNX agreed to sell to Dynatec 50% of the Company’s interest in Aurora for cash proceeds of $12.2 million and the issuance by Dynatec to FNX of 7,716,594 common shares of Dynatec.  Management is of the view that the mineral properties held by Aurora in the Sudbury mining district have significant exploration potential for the discovery of nickel-rich contact-type deposits and copper-nickel-platinum-palladium-gold footwall-type deposits similar to the mineralization discovered by FNX at Levack Footwall.

On October 5, 2005, FNX announced that it had entered into an agreement with Dynatec whereby FNX would consolidate 100% ownership of its Sudbury assets.  On October 21, 2005, the transaction closed and FNX acquired Dynatec’s 25% interest in the SJV and 50% interest in Aurora for the issuance by FNX of 20,500,000 of its common shares to Dynatec.  The agreement also contains other terms including significant restrictions on the FNX common shares issued to Dynatec, including a voting trust, standstill and right of first refusal plus a requirement for broad distribution on the sale of the FNX shares.  In addition, FNX has entered into a mine contractor services agreement whereby Dynatec will provide FNX with mine contractor services on the Sudbury properties until December 31, 2007.  Dynatec will be paid a fixed and variable fee for such services.  Management is of the view that the consolidation of these assets allows FNX to streamline and optimize its Sudbury assets and provides greater flexibility for FNX to pursue growth opportunities in the Sudbury mining district.

Key Economic Trends

The MD&A included in FNX’s 2004 Annual Report contained a discussion of the key economic trends that affect the Company and how they impact FNX’s financial statements.  This interim MD&A provides an update to reflect any significant changes in those trends since the preparation of the 2004 Annual MD&A.

FNX’s financial performance has been and is expected to continue to be closely linked to the price of nickel and, to a lesser extent, the price of copper and other metals (platinum, palladium, gold and cobalt) produced by the Company.  Nickel accounted for approximately 77% of the Company’s mine operating revenues in the third quarter of 2005.  The cash settlement price of nickel on the London Metal Exchange (“LME”) averaged US$6.61 per pound, compared to an average of US$7.44 per pound and US$6.35 per pound in the second quarter of 2005 and third quarter of 2004, respectively. The LME cash settlement price on September 30, 2005 was US$6.17 per pound and averaged US$5.63 for the month of October 2005. The LME average cash settlement price of nickel of US$7.44 per pound in the second quarter of 2005 was the highest average quarterly price in sixteen years.  Nickel prices have declined somewhat since those highs and the LME inventory for nickel has increased.  Management continues to be of the view that the LME average cash settlement price for nickel will continue to be volatile.

FNX reports its financial results in Canadian dollars.  While most of the Company’s costs are in Canadian dollars, revenues from metal sales are in US dollars.  The Canadian dollar has appreciated relative to the US dollar during the quarter as the average rate for the third quarter of 2005 was $1.18/US$, compared to $1.23/US$ in the second quarter of 2005.  The exchange rate for the third quarter of 2004 was $1.28/US$.

Financial Results

Overview

The following table presents a summary of and changes between FNX's Consolidated Statements of Operations for the periods ended September 30, 2005 and 2004.

Table 1	Three months ended			Nine months ended
	2005	2004	Change	2005	2004	Change
	$000s	$000s	$000s	$000s	$000s	$000s
Mine operating revenues	21,087	16,140	4,947	58,094	39,275	18,819
Mine operating expenses (1)	(12,401)	(8,563)	(3,838)	(32,973)	(21,993)	(10,980)
Mine amortization	(1,906)	(1,696)	(210)	(5,287)	(3,954)	(1,333)
Mining, net	6,780	5,881	899	19,834	13,328	6,506
Non-controlling interests	(1,563)	(1,381)	(182)	(4,481)	(3,084)	(1,397)
Earnings from operations	5,217	4,500	717	15,353	10,244	5,109
Corporate administration	(916)	(808)	(108)	(3,482)	(2,877)	(605)
Exploration administration	(496)	(524)	28	(2,059)	(1,328)	(731)
Depreciation	(25)	(25)	-	(58)	(74)	16
Stock-based compensation	(365)	(351)	(14)	(726)	(864)	138
Loss on disposition	(2,600)	-	(2,600)	(2,600)	-	(2,600)
Taxes	(2,246)	(1,385)	(861)	(4,689)	(2,776)	(1,913)
Other (expenses) income	409	234	175	1,061	805	256
Net earnings (loss)	(1,022)	1,641	(2,663)	2,800	3,130	(330)
Basic and diluted EPS	($0.02)	$0.03	($0.05)	$0.05	$0.06	$0.00

(1)

Mine operating expenses exclude mine depreciation and amortization.

Operating revenues were $21.1 million in the third quarter of 2005, approximately 31% higher than in the third quarter of 2004, and were $0.8 million, or 4%, lower than in the second quarter of 2005.  FNX incurred a loss of $1.0 million, equal to $0.02 per share for the quarter, compared to net earnings of $1.6 million or $0.03 per share for the same quarter last year and $3.1 million or $0.06 per share in the second quarter of 2005.  Cash flow from operating activities was $4.2 million, equal to $0.08 per share, compared to $7.9 million or $0.16 per share in the third quarter of 2004.  FNX’s cash position at September 30, 2005 was $57.5 million, $8.5 million more than at June 30, 2005 and $0.7 million more than at December 31, 2004.  Cash balances and cash flow from operating activities were lower than expected as a result of a $7.7 million account receivable that should have been paid to FNX in September that was not paid until early October.  Accordingly, adjusted cash flow from operating activities would be $11.9 million, equal to $0.22 per share.  Working capital was $77.8 million, an increase of $12.7 million from June 30, 2005 and $8.9 million from December 31, 2004.

Operating revenues were $58.1 million for the nine month period ended September 30, 2005, approximately 48% higher than in the same period in 2004.  Net earnings were $2.8 million, equal to $0.05 per share for the year to date, compared to $3.1 million, or $0.06 per share, of net earnings in 2004.  Cash flow from operating activities was $13.2 million, equal to $0.25 per share for the nine months ended September 30, 2005, and was 29% higher than the $10.2 million, or $0.20 per share in 2004.   Adjusting for the late payment of the account receivable described above would result in adjusted cash flow from operating activities of $20.9 million, equal to $0.41 per share.

Business acquisition and adjusted earnings

Notwithstanding that the acquisition of a 100% interest in Aurora on July 1, 2005 and the immediate subsequent disposition of a 50% interest in Aurora to Dynatec were essentially simultaneous transactions, accounting rules require these transactions to be handled separately.

For purposes of the acquisition of 100% of Aurora the weighted average fair value price of the shares of FNX was $9.27 as at May 4, 2005, the date the agreement of the transaction was announced, which would have resulted in an ascribed fair value for accounting purposes of $39.6 million as at that time.  Purchase accounting rules, however, require FNX to fair value the 4,270,803 common shares issued to shareholders of Aurora at $11.64 per share, being the weighted average share price of FNX for the day of, the two business days before and the two business days after the date of determination of the ultimate number of shares of FNX to be issued, which date was June 15, 2005.  Accordingly, for accounting purposes, the fair value of the shares of FNX issued was $50.4 million, including transaction costs.  This fair value amount was ascribed to the net assets acquired.

Also on July 1, 2005, FNX sold to Dynatec a 50% interest in Aurora with an accounting cost base of $25.2 million, being half of the fair value of the FNX shares issued to acquire Aurora as described above.  The consideration received from Dynatec was $12.2 million in cash and 7,716,594 common shares of Dynatec.  As the Dynatec transaction was independent of the acquisition of Aurora, for accounting purposes, the fair value of the shares received from Dynatec at the date the transaction closed was $1.30 per share for a total fair value of $10.0 million.  The fair value of cash and share proceeds received from Dynatec, therefore, totaled $22.6 million.  Accordingly, for accounting purposes, FNX recorded a one-time, pre-tax, non-cash loss on the sale to Dynatec, of $2.6 million, being the difference between the $22.6 million of fair value proceeds received and FNX’s $25.2 million of fair value costs.  In addition, as a result of the difference between the value of the Dynatec shares for accounting and tax purposes, a further future income tax expense of $0.7 million was charged to earnings.

The following table presents a reconciliation of and changes between FNX's Consolidated Adjusted Earnings, a non-GAAP performance measure (please see discussion under Non-GAAP Performance Measures below), for the periods ended September 30, 2005 and 2004 whereby FNX’s GAAP earnings (loss) are adjusted for the one-time, non-cash loss resulting from the sale of a 50% interest in Aurora to Dynatec.

Table 2	Three months ended			Nine months ended
	2005	2004	Change	2005	2004	Change
	$000s	$000s	$000s	$000s	$000s	$000s
Net earnings (loss)	(1,022)	1,641	(2,663)	2,800	3,130	(330)
Loss on disposition	2,600	-	2,600	2,600	-	2,600
Tax on loss on disposition	687	-	687	687	-	687
Adjusted net earnings	2,265	1,641	624	6,087	3,130	2,957
Adjusted Basic EPS	$0.04	$0.03	$0.01	$0.12	$0.06	$0.06

As per the above, FNX’s earnings continue to show improvements between 2005 and 2004 as strong growth in the Company’s production levels resulted in higher year over year Adjusted Earnings.

Metal Production and Sales

The following table presents a summary of FNX's metal production and sales information for the periods ended September 30, 2005 and 2004.

	Table 3	Three months ended		Nine months ended
		2005	2004	2005	2004
	Ore (tons)
	Mined	136,238	76,785	333,072	228,624
	Shipped	111,795	81,181	305,963	224,476
	Sold
	Nickel ore	79,407	78,583	235,571	187,352
	Copper ore	29,493	3,203	39,657	9,953
	Total ore	108,900	81,786	275,228	197,305
	Grade of ore sold
	Nickel ore (%Ni)	1.8	1.6	1.7	1.6
	Copper ore (%Cu) [6]	2.2	5.2	4.2	5.9
	Payable metal sold (000s lbs)
	Nickel	2,125	1,758	5,753	4,267
	Non-controlling interests	(531)	(440)	(1,438)	(1,067)
	Net to FNX	1,594	1,318	4,315	3,200

	Copper	1,516	560	3,682	1,739
	Non-controlling interests	(379)	(140)	(920)	(435)
	Net to FNX	1,137	420	2,762	1,304
	Metal sales revenue
	Average Ni price (US$/lb)	6.51	6.39	6.90	6.19
	Average Cu price (US$/lb)	1.59	1.26	1.51	1.23
	$/US$ exchange rate	1.18	1.28	1.21	1.31
	Total revenue ($000s)	21,087	16,140	58,094	39,275
	Revenue ($/ton of ore sold)	194	197	211	199
	Cash cost of metals sold
	Mining ($000s)	12,400	8,563	32,973	21,993
	Cash cost (US$/lb of Ni sold)	3.05	3.03	3.30	3.11
	Cash cost ($/ton of ore sold)	114	105	120	111

Notes:	1.	All production figures are shown on a 100% basis with Dynatec’s 25% interest shown as non-controlling interests.
	2.

Mined relates to ore that was mined from McCreedy West during the three month and nine month calendar periods ended September 30, 2005 and 2004, respectively, and includes 43,191 tons of ore mined from the PM Deposit at McCreedy West from May to September 2005.

	3.

Shipped relates to ore that was mined from McCreedy West and shipped to Inco Limited (“Inco”) for processing during the three month and nine month calendar periods ended September 30, 2005 and 2004, respectively, and includes 58,869 tons of ore shipped to Inco from the PM Deposit at McCreedy West from May to September 2005.

	4.

Tons of ore, grade and payable metal sold relate to ore that was mined from McCreedy West, was processed by Inco and was, accordingly, recognized in revenue during the three month and nine month reporting periods ended September 30, 2005 and 2004, respectively.  In accordance with the Company’s revenue recognition policy, no revenues were recognized from the PM Deposit at McCreedy West for May and June 2005 and the related mining and haulage costs were included in ore-in-process on the Balance Sheet.

	5.	Cash operating cost per pound of nickel sold excludes mine depreciation and amortization and includes mining, milling, smelting, refining, haulage and marketing costs and is net of by-product credits.
	6.	Copper grades reflect a blend of lower grade PM Deposit ore with higher grade ores from other zones.

Metal sales

Nickel sales in the third quarter of 2005 were 367,000 pounds more, or 21% higher, than in the same period of 2004, and were 25,000 pounds more than in the second quarter of 2005.  The 21% increase in pounds of nickel sold in this quarter compared to 2004 was due to more tons of nickel ore being mined, shipped and processed at a higher grade.  The 25,000 more pounds of nickel sold in the third quarter as compared to the second quarter of 2005 was due to 16,792 more tons of combined nickel and copper ores being mined, shipped and processed and higher nickel grades.  Copper sales in the third quarter were 956,000 pounds more than in the same period in 2004, and were 192,000 pounds higher than in the second quarter of 2005.  The 171% increase in pounds of copper sold in this quarter compared to 2004 was due to more tons of copper ore being mined, shipped and processed which more than offset the lower average copper grades.  The 15% increase in pounds of copper sold in the third quarter as compared to the second quarter of 2005 was due to 23,734 more tons of copper ore being mined, shipped and processed, but at much lower average copper grades.  More tons of ore were mined, shipped and processed in the third quarter of 2005 than in the third quarter of 2004, as the McCreedy West Mine was still in the process of ramping up production from the Main Deposit in 2004.  Production of ore in the third quarter of 2005 was higher than in the second quarter of 2005 as production from the PM Deposit continues to ramp up at McCreedy West.

Nickel sales for the nine months ended September 30, 2005 were 1,486,000 pounds higher than in the same period of 2004.  The 35% increase in pounds of nickel sold was due to 48,219 more tons of nickel ore being mined, shipped and processed this year.  Copper sales for the 2005 year to date were 1,943,000 pounds higher than in the same period in 2004.  The 112% increase in pounds of copper sold this year was due to a combination of 29,704 more tons of copper ore being mined, shipped and processed along with higher average copper grades.  Production levels were higher in 2005 than in 2004 for the reasons discussed above.

Metal sales for the year are forecast to total, as originally budgeted, 7.6 million pounds of nickel, 6.1 million pounds of copper and 12,500 ounces of platinum, palladium and gold.

Metal sales revenue

The nickel and copper contained in the ore that FNX sends to Inco for processing each month is priced at and ultimately paid to FNX on the basis of the lower of the month’s average LME cash settlement price and the monthly average LME three month seller price.  FNX’s average realized nickel price was US$6.51 per pound and US$6.90 per pound of nickel sold in the third quarter and year to date 2005, respectively, compared to US$6.39 per pound and US$6.19 per pound, respectively, last year.   As discussed in the Executive Summary section of this MD&A, management is of the view that nickel prices will be volatile but should remain high relative to historic averages for the balance of 2005.

While in US dollar terms, the realized nickel price in the third quarter of 2005 was higher than that realized in the third quarter of 2004, the 8% appreciation in the value of the Canadian dollar relative to the US dollar resulted in $0.9 million of lower nickel sales revenue in Canadian dollar terms, while the higher number of pounds of nickel sold when comparing the same periods resulted in $2.8 million of additional sales revenue.   The decline in the nickel prices from the second quarter to the third quarter of this year resulted in $2.7 million less sales revenue in the third quarter.

The following table shows the increase (decrease) in FNX’s nickel sales revenue (in Canadian dollars) as a result of an increase (decrease) in the quantity of nickel sold and the price of nickel earned by comparing the third quarter and year to date 2005 to previous periods.

Table 4	Q3-2005 versus Q3-2004	YTD-2005 versus YTD-2004	Q3-2005 versus Q2-2005
	$000s	$000s	$000s
Increase (decrease) in nickel sold:
Number of pounds sold (000s lbs)	367	1,486	25
Change in revenue due to quantity	2,790	12,078	228
Price per pound sold (US$/lb) (1)	0.13	0.71	0.73
Change in revenue due to price	(867)	1,362	(2,676)
Net change in sales revenue	1,923	13,440	(2,448)

(1)

The price of nickel is quoted in US dollars.  FNX, however, reports revenue in Canadian dollars.  As a result of the approximately 8% appreciation in the Canadian dollar compared to the US dollar from the third quarter of 2004 to the third quarter of 2005, the increase in the price per pound of nickel in Canadian dollar terms has not been as large as the increase in US dollar terms.  The effect of changes in the Canadian dollar-US dollar exchange rate realized by FNX has not been separately identified in the table above.

Mining cost of sales

Mine operating expenses excluding mine depreciation and amortization costs (“cash operating costs”) were $12.4 million in the third quarter of 2005, compared to $8.6 million in the third quarter of 2004.  FNX’s cash operating cost per pound of nickel sold, a non-GAAP performance measure (please see discussion under Non-GAAP Performance Measures below), was US$3.05 for the quarter, US$0.02 per pound lower than in the third quarter of 2004 but was US$0.02 per pound higher than in the second quarter of 2005.  Cash operating costs were $3.8 million higher in the third quarter of 2005 compared to 2004 due to the significantly higher number of pounds of nickel sold as a result of the higher number of tons of ore mined, processed and sold in 2005.  The cash operating cost per pound benefited from higher by-product credits in 2005.

Mine cash operating costs were $33.0 million for the year to date 2005, compared to $22.0 million in 2004.  FNX’s cash operating cost per pound of nickel sold was US$3.30 per pound year to date 2005, US$0.19 per pound higher than in 2004, but a US$0.15 per pound improvement over the year to date second quarter comparatives.  Cash operating costs were $11.0 million higher in 2005 compared to 2004 due to the significantly higher number of pounds of nickel sold.

The 2005 year to date cash operating cost per pound continues to decline from US$4.02 at the end of the first quarter, to US$3.45 at the end of the second quarter to US$3.30 at the end of the third quarter.  The backfilling and stope sequencing difficulties experienced in the first quarter, which had caused a reduction in production, were resolved in the second quarter of this year.

The following tables present the calculation of cash operating costs per pound of nickel sold:

Table 5	Three months ended September 30, 2005			Three months ended September 30, 2004
	C$000s	US$000s	US$/lb	C$000s	US$000s	US$/lb
Operating expenses (1)	12,401	10,516	4.95	8,563	6,692	3.80
By-product credits:
Copper	(2,804)	(2,378)	(1.12)	(901)	(704)	(0.40)
Other (2)	(1,962)	(1,664)	(0.78)	(841)	(657)	(0.37)
Cash operating costs	7,635	6,474	3.05	6,821	5,331	3.03
Nickel sold (000s lbs)		2,125			1,758

Table 6	Nine months ended September 30, 2005			Nine months ended September 30, 2004
	C$000s	US$000s	US$/lb	C$000s	US$000s	US$/lb
Operating expenses (1)	32,973	27,228	4.73	21,993	16,762	3.93
By-product credits:
Copper	(6,712)	(5,543)	(0.96)	(2,825)	(2,153)	(0.50)
Other (2)	(3,277)	(2,706)	(0.47)	(1,785)	(1,360)	(0.32)
Cash operating costs	22,984	18,979	3.30	17,383	13,249	3.11
Nickel sold (000s lbs)		5,753			4,267

(1)

Operating expenses exclude mine depreciation and amortization.

(2)

Platinum, palladium, gold and cobalt.

(3)

Canadian dollars have been translated into US dollars using the average rate realized by FNX for the relevant period.

Total operating costs are expected to rise during the balance of 2005 as a result of increasing quantities of ore mined due to production from the PM Deposit.  The PM Deposit’s relatively higher copper by-product content should result in higher by-product credits.

Mine depreciation and amortization expense was $1.9 million in the third quarter of 2005, compared to $1.7 million in 2004, as both the property, plant and equipment balance and number of tons of ore mined and shipped to Inco were higher this year.  Mine depreciation and amortization expense will increase with the increase in production rates as a result of the PM Deposit commencing to be recognized in the statement of operations from July 2005.

Cash operating margin per ton of ore sold

Cash operating margin per ton of ore sold, a non-GAAP performance measure (please see discussion under Non-GAAP Performance Measures below), was $80 per ton, compared to $92 per ton in 2004 and $119 per ton and $74 per ton in the second and first quarters of 2005, respectively.  While higher tonnages of ore were sold in the third quarter compared to the second quarter of 2005, they were at a lower realized Canadian dollar metal price, thereby contributing to the reduced cash operating margin per ton of ore sold.

The following table presents the calculation of cash operating margin per ton of ore sold (1) for the periods indicated.

Table 7	Three months ended September 30		Nine months ended September 30
	2005	2004	2005	2004
	$/ton	$/ton	$/ton	$/ton

Mine operating revenue	194	197	211	199
Mine operating expenses (2)	(114)	(105)	(120)	(111)
Cash operating margin per ton of ore sold	80	92	91	88

(1)

Components of the cash operating margin per ton of ore sold are calculated by dividing each of mine operating revenue and mine operating expenses, as per the statements of operations, by tons of ore sold.

(2)

Mine operating expenses exclude mine depreciation and amortization.

With metal prices continuing to be high, grades forecasted to remain stable and increasing tonnages of ore mined, FNX anticipates that the cash operating margin per ton of ore sold will continue to be volatile.

Other Items in the Statements of Operations

Corporate and exploration administration

Corporate administration expenses were as expected at $0.9 million and $3.5 million in the third quarter and year to date 2005, respectively, compared to $0.8 million and $2.9 million, respectively, in 2004.  Due to the nature of exploration activities, exploration administration expenses are somewhat more volatile than corporate administration expenses and were $0.5 million and $2.1 million in the third quarter and year to date 2005, respectively, compared to $0.5 million and $1.3 million, respectively, in 2004.

Depreciation

Depreciation expenses for the Toronto head office and Sudbury exploration office equipment, furniture and fixtures were not significant.

Stock-based compensation

Stock-based compensation expense was $0.4 million and $0.7 million in the third quarter and the year to date 2005, respectively, compared to $0.4 million and $0.9 million in the quarter and the year to date 2004.  While the number of options granted in the third quarter of 2005 was approximately 122,000 more than the 38,000 granted in 2004, the stock-based compensation expense was approximately the same this year as a result of the increase in the time period to vest, and hence the recognition of the expense, for stock options granted in 2005.

Other expenses (income)

Other expenses (income) resulted in net income of $0.4 million and $1.1 million in the third quarter and the year to date 2005, respectively, compared to net income of $0.2 million and $0.8 million, respectively, in 2004.  Other income primarily consists of interest income on cash and term deposits of the Company and fees earned from managing third party exploration programs.

Provision for income and resource taxes

Provision for taxes was $2.2 million and $4.7 million in the third quarter and year to date 2005, respectively, compared to $1.4 million and $2.8 million, respectively, in 2004.  No cash income taxes were payable in either year as the Company continues to have sufficient income tax deductions available to reduce cash taxes to nil.  The higher tax expense in 2005 is as a result of higher earnings this year compared to last year and a $0.7 million one-time, non-cash future tax liability charged to earnings as a result of the disposition of a 50% interest in Aurora as described above.

Non-controlling interests

Non-controlling interests expenses, related to Dynatec’s interest in the SJV were $1.6 million and $4.5 million in the third quarter and year to date 2005, respectively, compared to $1.4 million and $3.1 million, respectively, in 2004.   With the Company’s acquisition of Dynatec’s 25% interest in the SJV and 50% interest in Aurora on October 21, 2005, the non-controlling interests expense will be eliminated for periods subsequent to that date.

Hedging

FNX does not currently have any commodity or foreign exchange hedging or other derivative instruments and there are currently no plans to enter into any such contracts.

Adjusted EBITDA

Adjusted earnings before interest, taxes and depreciation and amortization (“Adjusted EBITDA”), a non-GAAP performance measure (please see discussion under Non-GAAP Performance Measures below), was $0.8 million higher than in the third quarter of 2004.   The Adjusted EBITDA for the nine months ended September 30, 2005 was $4.7 million higher than the same period in 2004.

The following table presents the calculation of Adjusted EBITDA for the periods indicated.

Table 8	Three months ended September 30		Nine months ended September 30
	2005	2004	2005	2004
	$000s	$000s	$000s	$000s

Mine operating revenue	21,087	16,140	58,094	39,275
Mine operating expenses (1)	(12,401)	(8,563)	(32,973)	(21,993)
Cash operating margin	8,687	7,577	25,121	17,282
Corporate administration	(916)	(808)	(3,482)	(2,877)
Exploration administration	(496)	(524)	(2,059)	(1,328)
Other expenses (income) (2)	56	56	176	52
Non-controlling interests (3)	(2,172)	(1,894)	(6,280)	(4,321)
Adjusted EBITDA	5,158	4,407	13,476	8,808

(1)

Mine operating expenses exclude mine depreciation and amortization.

(2)

Excludes interest income and interest expense.

(3)

Calculated as 25% of cash operating margin.

Subsequent Event

On October 5, 2005, FNX announced that it had entered into an agreement with Dynatec whereby FNX would consolidate 100% ownership of its Sudbury assets.  The transaction closed on October 21, 2005.  FNX acquired Dynatec’s 25% interest in the SJV and 50% interest in Aurora for the issuance by FNX of 20,500,000 of its common shares to Dynatec.  FNX and Dynatec entered into other agreements which provide for certain restrictions on the sale of the shares of FNX acquired by Dynatec.  In addition, Dynatec will be a contract mining services provider for FNX’s Sudbury mining assets until December 31, 2007.  The mining services agreement provides for a fee to be paid to Dynatec equal to 7% of all costs incurred plus a fixed amount of $7.5 million on each of December 31, 2006 and 2007.  The fair value price of each of the 20,500,000 common shares issued by FNX was $13.90 per share, being the weighted average share price of FNX for the day of, the two business days before and the two business days after October 5, 2005, the date the agreement of the transaction was announced.   Accordingly, for accounting purposes, the aggregate fair value of the shares of FNX issued was $285 million.  In addition, as the tax basis of the assets acquired from Dynatec is considerably less than the book basis, a material future income tax liability will arise which will, for accounting purposes, increase the book value of the assets acquired.  The total fair value amount will be ascribed in the fourth quarter of 2005 to the net assets acquired, including the elimination of the non-controlling interests liability on the balance sheet.  The principal assets acquired were Dynatec’s 25% interest in the McCreedy West, Kirkwood, Levack, Levack Footwall, Podolsky and Victoria mineral properties, and Dynatec’s 50% interest in Aurora’s common shares of Lake Shore and Superior, 60% interest in the Falconbridge Mine property, various interests in other properties in the Sudbury mining district and its interest in various nickel-copper-platinum group metals exploration properties in northwestern Quebec, northwestern Ontario and the Timmins area of Ontario.

Financial Condition and Liquidity

Cash and cash flows

Cash flow from operating activities totaled $4.2 million and $13.2 million in the third quarter and year to date 2005, respectively, compared to $7.9 million and $10.2 million, respectively, in 2004.  The third quarter cash flow in 2005 was less than in 2004 as a result of the late payment by Inco.  The year to date higher cash flows in 2005 were due to the sale of more nickel and copper from the higher quantities of ore mined, shipped and processed.  Cash flow from operating activities was also lower than expected as the $7.7 million account receivable that should have been paid to FNX in the month of September was not received until early October.  Accordingly, cash balances and cash flow from operating activities were $7.7 million lower than they would otherwise have been and accounts receivable were $7.7 million higher than would otherwise have been.

Financing activities in the third quarter of 2005 resulted in a net cash inflow of $2.5 million and $9.3 million year to date.   Options to purchase 0.1 million and 0.8 million common shares were exercised under the Company’s stock option plan in the three month and nine month periods ended September 30, 2005, respectively, for cash proceeds of $0.6 million and $4.0 million, respectively.  As a result of the high level of exploration and development activities undertaken during the quarter and year to date 2005, the non-controlling interests’ cash contributions from Dynatec to the SJV exceeded the cash distributions by $1.9 million and $5.2 million, respectively, for the third quarter and year to date 2005.

Investing activities in the third quarter of 2005 resulted in a net cash inflow of $1.8 million, primarily as a result of the receipt from Dynatec of $12.6 million of cash as partial consideration for the sale to Dynatec of a 50% interest in Aurora, less $12.8 million for net exploration, development and equipment expenditures that were capitalized as property, plant and equipment.  The year to date net cash outflow was $21.8 million, primarily on property, plant and equipment.

The net change in cash balances as a result of operating, financing and investing activities and the net cash acquired from Aurora was a net inflow of $8.5 million during the third quarter of 2005 and $0.7 million since December 31, 2004.  FNX remains debt free and the Company’s cash position of $57.5 million at September 30, 2005, is sufficient to meet all planned cash expenditures in 2005.

Working capital

Working capital increased $12.7 million during the third quarter of 2005, primarily as a result of the receipt from Dynatec of $12.2 million of cash as partial consideration for the sale to Dynatec of a 50% interest in Aurora along with the increase in accounts receivable and ore-in-process for ore mined and shipped to Inco.  Working capital also increased $8.9 million for the year to date, primarily as a result of the above mentioned receipt from Dynatec, partially offset by relatively high levels of cash expenditures on property, plant and equipment in the Sudbury mining district.

Property, plant and equipment

Expenditures on property, plant and equipment by the SJV totaled approximately $11.5 million in the third quarter and $36.0 million for the year to date 2005.  These expenditures consisted of exploration drilling, underground exploration/development, including shaft sinking at Podolsky and shaft rehabilitation at Levack, and the purchase of certain mining equipment.   In addition, property, plant and equipment increased by $25,662 as a result of the net assets acquired upon the purchase of Aurora in July 2005.

The following table shows the net increase (decrease) in property, plant and equipment expenditures for 2005 by property location.

Table 9	Nine months ended September 30, 2005	Three months ended September 30, 2005	Three months ended June 30, 2005
	$000s	$000s	$000s

Aurora	26,653	26,653	-
McCreedy West (1)	7,934	3,233	(70)
Kirkwood	178	59	119
Levack	7,705	2,739	2,922
Levack Footwall	4,559	1,725	1,938
Podolsky	14,581	4,031	4,003
Victoria	18	12	6
	61,628	38,133	8,918
Corporate	16	13	2
	61,644	38,465	8,920

(1)

Pre-production revenue credits from the McCreedy West PM Deposit totaled $3.6 million, with the portion attributable to the second quarter exceeding the expenditures on property, plant and equipment at the PM Deposit by $1.6 million in the second quarter of 2005.  After including $1.5 million expended on the Inter Main Deposit, the net amount in the second quarter of 2005 was a reduction in property, plant and equipment of $0.1 million.

During the third quarter, FNX drilled 78,168 feet of diamond drilling in 105 holes.  The following table details the drilling by property.

Table 10	Three months ended September 30, 2005		Nine months ended September 30, 2005
	# Holes	# Feet	# Holes	# Feet

Kirkwood	1	299	5	2,139
Levack	0	0	3	4,746
McCreedy West – Phase 1	39	14,138	179	46,842
McCreedy West – PM Deposit	40	10,365	142	43,488
McCreedy West – Other	4	12,169	4	12,169
Levack Footwall	20	40,521	33	88,470
Podolsky	1	676	20	12,393
Victoria	0	0	0	0
	105	78,168	386	210,147

Since the discovery of the Levack Footwall high grade copper-nickel-platinum-palladium-gold mineralization in February 2005, FNX’s principal exploration efforts have been and for the immediate future will continue to be focused on this promising deposit, as half of the diamond drilling in the quarter was targeted on the Levack Footwall discovery.  Thirteen of the 20 drill holes completed in the quarter were accessed from underground platforms within Falconbridge Limited’s nearby Craig Mine.  Underground drilling will continue to delineate the known deposits at McCreedy West while a surface drill program to test for extensions to the Inter Main deposit towards the south and east was restarted.  A long drill hole was started at Podolsky in late September to test the areas within the offset under both the North and 2000 deposits.  Underground drilling at Levack remains curtailed while shaft rehabilitation progresses and is expected to resume once access to suitable drill platforms has been achieved.  The exploration budget for 2005 remains at $13.9 million.

Expenditures on property, plant and equipment on the SJV properties are expected to be as originally budgeted and will total approximately $42.5 million for the entire 2005 year, with 25% of the costs to October 1, 2005 being recovered from non-controlling interests partner, Dynatec.

With the acquisition of Aurora, a drilling program on two of its properties commenced in July 2005.  Approximately $2.0 million is budgeted for exploration work on Aurora’s Sudbury properties this year.

Non-controlling interests

Net cash payments from non-controlling interests totaled $1.8 million and $5.2 million, respectively, in the third quarter and year to date 2005, compared to net cash payments to Dynatec of $0.1 million and $0.9 million, respectively, in 2004.  Cash expenditures by the SJV for property, plant and equipment exceeded the cash flow generated by the SJV’s mining operations in 2005 as a result of increased levels of spending on property, plant and equipment compared to 2004.

Share capital

As at September 30, 2005, FNX had 55.3 million common shares issued and outstanding an increase of 4.4 million shares from June 30, 2005, primarily as a result of the issuance of 4.3 million shares, with an ascribed value of $50.4 million, for the acquisition of Aurora.  An additional 20.5 million shares were issued on October 21, 2005 to acquire Dynatec’s interests in the Sudbury mining district.  No stock options have been granted since September 30, 2005 and as of October 31, 2005, an additional 0.1 million stock options were exercised for cash proceeds of $0.6 million.  The number of common shares issued and outstanding as at October 31, 2005 totals 75.9 million.  As at September 30, 2005, stock options to purchase 2.4 million common shares at a weighted average price of $7.02 per share were outstanding.  The number of stock options outstanding at October 31, 2005 represents 4.2% of the issued and outstanding common shares at that time.

For the year to date 2005, share capital has increased by $48.4 million from $126.4 million to $174.5 million as a result of the $50.4 million ascribed to the shares issued to Aurora shareholders, less $8.7 million to recognize a future tax liability associated with the renunciation of $20.6 million of Canadian Exploration Expenses (“CEE”) to flow-through common shareholders.  An interest expense of $0.1 million was charged to other expenses for the year to date as required under the Income Tax Act (Canada) for prescribed interest related to unexpended flow-through share balances.  All $20.6 million of flow-through funds were expended on CEE by June 30, 2005.

Effective July 1, 2005, FNX implemented a deferred share units plan (the “DSU Plan”) for Directors to promote a greater alignment of interests between shareholders and Directors by potentially linking a portion of Director compensation to the future value of FNX’s common shares.  Directors have the choice to receive, in increments of 25%, up to 100% of their compensation in the form of deferred share units rather than by way of cash.  No stock-based compensation expense with respect to the DSU Plan was incurred in the period.

Non-GAAP Performance Measures

Cash operating margin per ton of ore sold, cash operating cost per pound of nickel sold, Adjusted Earnings and Adjusted EBITDA are included in this MD&A because these statistics are key performance measures that management uses to monitor performance.  Management uses these statistics to assess how well the Company is performing compared to plan and to assess the overall effectiveness and efficiency of mining operations.  Management believes that the inclusion of these statistics in the MD&A helps an investor to assess performance “through the eyes of management” and that certain investors use these statistics to assess the Company’s performance.  These performance measures do not have a meaning within GAAP and, therefore, amounts presented may not be comparable to similar data presented by other mining companies.  The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Summary of Selected Quarterly Financial Information

Table 11	Q1	Q2	Q3	Q4	Total
	$000s	$000s	$000s	$000s	$000s
2005
Revenue	15,084	21,923	21,087		58,094
Net earnings (loss)	728	3,094	(1,022)		2,800
Basic and diluted EPS	$0.01	$0.06	($0.02)		$0.05
2004 (1)
Revenue	9,511	13,624	16,140	16,653	55,928
Net earnings	1,311	178	1,641	3,359	6,489
Basic and diluted EPS	$0.03	$0.00	$0.03	$0.07	$0.13
2003
Revenue	0.0	0.0	0.0	0.0	0.0
Net earnings (loss)	(1,560)	(1,487)	(3,010)	(4,020)	(10,077)
Basic and diluted EPS	($0.05)	($0.03)	($0.08)	($0.08)	($0.24)

(1) The first year of commercial production for the Company.

FNX declared commercial production at its first mine, McCreedy West, on January 1, 2004 for ore shipments commencing on November 1, 2003, thereby making comparisons to prior periods somewhat difficult. The quarterly trend since January 2004 has generally been towards increasing revenues and net earnings as a result of higher levels of ore mined and the resultant metal sales.  With the inclusion of ore mined from the PM Deposit in earnings the Company’s revenues should continue to increase.

Cautionary Note Regarding Forward Looking Statements

Certain statements in this document constitute “forward-looking statements” within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1943.   These forward looking statements are based on current expectations and involve risks and uncertainties, including those referred to in FNX’s 2004 Annual Report and/or in FNX's AIF dated April 11, 2005 and filed with Canadian provincial securities regulatory authorities, that could cause actual events or results to differ materially from estimated or anticipated events or results reflected in the forward looking statements.  Examples of such forward looking statements include statements regarding financial results and expectations for 2005, including, but not limited to, forecast levels of production of ore and/or metals, metal prices, demand for metals, currency exchange rates, cash operating margins, cash operating cost per pound of nickel sold, costs per ton of ore, expenditures on property, plant and equipment, increases and decreases in production, reserves and/or resources and anticipated grades and recovery rates and are or may be based on assumptions and/or estimates related to future economic, market and other conditions.   Factors that could cause actual results, developments or events to differ materially from those anticipated include, among others, the factors described or referred to elsewhere herein and/or in the Annual Report for 2004 and/or the AIF, and include unanticipated and/or unusual events.  Many of such factors are beyond FNX’s ability to control or predict.  Actual results may differ materially from those anticipated.  Readers of this MD&A are cautioned not to put undue reliance on forward looking statements due to their inherent uncertainty.  FNX disclaims any intent or obligation to update publicly any forward looking statements, whether as a result of new information, future events or results or otherwise.  These forward looking statements should not be relied upon as representing management’s views as of any date subsequent to the date of this MD&A.

Additional information, including the quarterly and annual consolidated financial statements, AIF, Management Information Circular and other disclosure documents, may also be examined and/or obtained through the Internet by accessing FNX’s website at www.fnxmining.com or by accessing the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com.